August 14, 2019

Kevin M. Stein
President and Chief Executive Officer
TransDigm Group INC
1301 East 9th Street, Suite 3000
Cleveland, Ohio 44114

       Re: TransDigm Group INC
           Registration Statement on Form S-4
           Filed August 8, 2019
           File No. 333-233103

Dear Mr. Stein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure